FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                           For the month of July, 2007

                           Commission File No. 1-08346

                                 TDK CORPORATION
                (Translation of registrant's name into English)

            13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


Form 20-F        x               Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


Yes                              No              x


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________



                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                             TDK Corporation
                                             (Registrant)

July 27, 2007
                                         BY: /s/ Michinori Katayama
                                            Michinori Katayama
                                            Senior Vice President,
                                            General Manager
                                            Corporate Communications Department
                                            Administration Group



Contacts:
Nobuyuki Koike
TDK Corporation
Corporate Communications Dept.
Tel: (81)-3-5201-7102
E-mail; pr@mb1.tdk.co.jp


  TDK Receives Reinvestigation Decision Regarding Correction Notices Based on
            Transfer Pricing Taxation, Requests for Reconsideration


TOKYO JAPAN, July 26, 2007 ----- TDK Corporation (the "Company") previously reported that on June 29, 2005 it received correction notices from the Tokyo Regional Taxation Bureau (Nihonbashi Tax Office) based on transfer pricing taxation. On August 26 that year, the Company filed a request for reinvestigation with the same Bureau. TDK has asserted the legitimacy of its position to the Bureau over the past two years through oral statement procedures. On June 29, 2007, TDK received a reinvestigation decision from the Bureau, rescinding JPY3,073 million of the incremental income assessed. As a result of this determination, TDK expects to receive back JPY1,687 million of the total corporation tax and other additional tax liabilities already paid, including regional tax.

      However, having reviewed the details of the reinvestigation decision, TDK still believes that it is significantly at odds with the Company's position. Because it remains unconvinced by the Bureau's position, TDK today filed a request for reconsideration with the Tokyo National Tax Tribunal, seeking rescind of the full amount of the portion not permitted by the Bureau in accordance with its legal rights.

      TDK is determined to continue working to obtain a satisfactory resolution of this matter by having its position understood in a different forum.


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